Exhibit 99.1

JE CLEANTECH HOLDINGS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

TO BE HELD ON DECEMBER 6, 2022, AT 11:00 AM (SINGAPORE TIME)

Notice is hereby given (“Notice”) that an annual general meeting of the shareholders (the “Shareholders”) of JE Cleantech Holdings Limited, a Cayman Islands corporation (the “Corporation” or “JE Cleantech”), for the fiscal year ended December 31, 2021, will be held at 11:00 a.m., local time, on December 6, 2022, at the offices of the Corporation located at 3 Woodlands Sector 1, Singapore 738361, and any adjournments or postponements thereof (the “Meeting” or “Annual Meeting”) for the following purposes:

1. To elect the following five (5) persons to serve as directors of the Corporation in their respective capacities until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Executive Director, Long Jia Kwang, Executive Director, Singh Karmjit, Independent non-Executive Director, Tay Jingyan, Gerald, Independent non-Executive Director, and Khoo Su Nee, Joanne, Independent non-Executive Director.

2. To consider and approve a resolution to adopt the JE Cleantech Holdings Limited 2022 Equity Incentive Plan in substantially the form attached hereto as Exhibit A (the “Equity Incentive Plan”); and

3. To consider and act upon such other business as may properly come before the Meeting.

Only Shareholders of record at the close of business on October 28, 2022, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the Internet or complete the enclosed proxy card and sign, date and return it promptly. Sending in your proxy will not prevent you from voting in person at the Meeting.

We have elected to furnish proxy materials to our Shareholders on the Internet. We believe this approach will allow us to provide our Shareholders with the appropriate information while lowering costs to the Corporation. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the “Internet Notice”) to our Shareholders of record and beneficial owners. All Shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Corporation’s annual report on Form 20-F for fiscal year ended December 31, 2021, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available from the Corporation without charge upon written request to at the corporate offices of the Corporation at 3 Woodlands Sector 1, Singapore 738361. The Corporation’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Hong Bee Yin, Chairman

Singapore

November 10, 2022

QUESTIONS AND ANSWERS

RELATING TO THE ANNUAL MEETING

Why did I receive these materials?

Our Shareholders as of the close of business on October 28, 2022, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of Shareholders, which will be held on December 6, 2022. As a Shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Shareholder action, and includes other information about the Corporation. The accompanying proxy card enables Shareholders to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of common stock, will be paid by the Corporation.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Corporation to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Meeting?

Only Shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Shareholder of record on the Record Date, you would be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 15,020,000 shares of our common stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding shares of common stock is necessary to constitute a quorum at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the holders of our common stock representing at least 5,006,667 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Meeting?

Shares held in your name as the Shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the shares.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as the Shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a Shareholder of record (that is if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Shareholder of record and attend the Meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

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Can I vote by telephone or electronically?

If you are a Shareholder of record, you may vote by telephone or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a Shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at 3 Woodlands, Sector 1, Singapore 738361, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted and certified by V Stock Transfer, LLC (“V Stock”), our transfer agent; however, no representatives of V Stock will attend the Meeting and Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Meeting. If you are a Shareholder of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of the directors named and FOR the approval and adoption of the Company’s Equity Incentive Plan.

The Corporation’s Chairman, Executive Director and Chief Executive Officer, through her direct ownership of 100.00% of JE Cleantech Global Limited, beneficially owns an aggregate of approximately 64% of our issued and outstanding Ordinary Shares. Ms. Hong has advised the Corporation that she intends to vote her 9,600,000 Ordinary Shares representing approximately 63.9% of the outstanding shares of common stock as of October 28, 2022, in favor of each of the proposals above. Accordingly, both of the proposals will be approved.

Will Shareholders be asked to vote on any other matters?

To the knowledge of the Corporation and its management, Shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for Shareholders will vote on those matters in the manner, they consider appropriate.

What vote is required to approve each item?

Election of Directors

The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

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Approval and adoption of the Equity Incentive Plan and other item.

For the proposal to approve and adopt the JE Cleantech Holdings Limited 2022 Equity Incentive Plan (Proposal 2), the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote “FOR” all or some of the nominees or your vote may “WITHHOLD AUTHORITY FOR” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For the approval and adoption of the Equity Incentive Plan and other items of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your shares at the Meeting. The broker, bank, or other nominee that is the Shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. No matters submitted for Shareholder approval herein are “routine” matters. When a brokerage firm votes its customers’ un-voted shares, these shares are counted for purposes of establishing a quorum.

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PROPOSAL 1

ELECTION OF FIVE (5) PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

The Corporation’s directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Board.

Unless otherwise directed by Shareholders, the proxy holders named in the accompanying proxy will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation’s Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

The election of the slate of directors proposed is assured, because the management of the Corporation’s controlling shareholder has advised that the shares it holds will be voted for the election of the directors nominated herein.

Information Concerning Nominees

Executive Directors

Ms. Hong Bee Yin (age 50) is the founder of our Group (the “Group”, including the Corporation and all of its subsidiaries), having incorporated JCS-Echigo Pte Ltd., a company incorporated in Singapore with limited liability on November 25, 1999, and an indirect wholly owned subsidiary of the Corporation (“JCS”). Ms. Hong is currently our Chairman, Executive Director and Chief Executive Officer. She was appointed as our Executive Director on January 29, 2019, and re-designated as our Executive Director on March 5, 2020. Ms. Hong is primarily responsible for planning and execution of our Group’s strategies including product innovation and customization, as well as managing our Group’s relationship with major customers and suppliers. She is also responsible for overseeing all day-to-day aspects of our Group’s operation including production, inventory and material control.

She commenced her start-up business in November 1999 by incorporating JCS and since then has accumulated more than 22 years of operational experience in providing cleaning solutions for the cleaning industry. Prior to forming our Group, Ms. Hong worked at JLW Property Consultants Pte Ltd. from June 1993 to June 1998 with her last position as assistant manager (Industrial Department). From June 1998 to around September 1999, she worked at JCS Automation Pte Ltd. (now known as JCS Biotech Pte. Ltd.) as marketing manager.

Ms. Hong obtained a Diploma in Electronic and Computer Engineering from Ngee Ann Polytechnic, Singapore in August 1993. She also completed the Tsinghua SEM Indonesia-Singapore Executive Program and SPRING CEO Leadership Circle Program in May 2014 and November 2016, respectively. Ms. Hong has been appointed as the deputy chairman of Singapore Precision Engineering and Technology Association from April 2017 to April 2019.

Mr. Long Jia Kwang (age 44) joined our Group as financial controller in December 2014 and was appointed as our Executive Director and Chief Financial Officer on March 5, 2020. Mr. Long is primarily responsible for managing accounting and finance, human resources and administrative functions of our Group.

Mr. Long has over 22 years of experience in auditing, accounting and financial management. Prior to joining our Group, Mr. Long worked at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007 with his last position as deputy audit manager. From October 2007 to October 2014, he worked at KPMG Services Pte. Ltd. in Singapore where his last position was as senior manager.

Mr. Long obtained a Bachelor of Commerce degree from the University of Adelaide, Australia in December 1999. Mr. Long was a certified practicing accountant of CPA Australia from November 2004 to April 2015, a chartered accountant of the Malaysian Institute of Accountants from September 2006 to February 2010 and a member of the Institute of Singapore Chartered Accountants (formerly known as Institute of Certified Public Accountants of Singapore) since April 2013.

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Independent Non-Executive Directors

Mr. Karmjit Singh (age 75) was appointed as a non-Executive Director of the Corporation on March 5, 2020, and re-designated as an Independent non-Executive Director on November 12, 2021. Mr. Singh serves as the chairman of the nomination committee and as a member of the audit and compensation committees. Mr. Singh is primarily responsible for providing guidance to the management team on corporate strategies and governance matters.

Mr. Singh has over 47 years of experience in business management. From 1974 to 1998, Mr. Singh worked at Singapore Airlines Limited serving in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. Mr. Singh joined SATS Ltd. in July 1998 as the chief executive of SATS Airport Services Pte Ltd. and then became the chief operating officer of SATS Ltd. in July 2004 overseeing the ground handling and inflight catering operation of the SATS group of companies until his retirement in September 2009. He then became the consultant to the president and chief executive officer of SATS Ltd. from October 2009 until September 2010.

Mr. Singh has been an independent director of Keppel Telecommunications & Transportation Ltd. since October 2020, chairman of that company’s nominating committee from October 2012 to July 2019, a member of its audit committee from January 2011 to July 2019 and a member of its board safety committee since July 2019. Keppel Telecommunications & Transportation Ltd. was listed on Singapore Exchange Limited (stock code: K11) and subsequently delisted on May 8, 2019.

Mr. Singh obtained a Bachelor of Arts degree in Geography from the National University of Singapore in June 1970. Mr. Singh has been actively engaged in prominent civil and industry affairs in Singapore. Mr. Singh has served as the chairman of Chartered Institute of Logistics and Transport Singapore since 1994. Mr. Singh was a council member of the Public Transport Council, Singapore from August 2005 to May 2019.

Mr. Tay Jingyan, Gerald (age 34) was appointed as an independent non-executive Director of the Corporation on January 19, 2022. Mr. Tay will serve as chairman of the compensation committee and as a member of the audit and nomination committees.

Mr. Tay has over 18 years of experience in business management and financial advisory services. Since January 2005 until his promotion in October 2014, Mr. Tay was an associate of TPS Group Alliance, an alliance of companies offering a variety of professional services including corporate services, statutory compliance, accounting, corporate advisory, real estate and family office services. In October 2014, Mr. Tay was promoted as the group chief executive officer of TPS Group Alliance and, as of the date of this Notice, remains as group chief executive of TPS Group Alliance. From August 2013 to January 2014 and from May 2014 to the present, Mr. Tay was and has also been a director of Capilion Corporation Pte. Ltd., a company together with companies within its group engaging in private equity, corporate services, real estate and financial securities. Mr. Tay also founded and has acted as the director of Excelsus Tech Pte Ltd. (formerly known as Excelsus Capital Pte. Ltd.), a holding company for technology-related businesses and projects, since February 2014, and Galacthor International Pte Ltd, a company for general physical commodities trading, since December 2011.

Mr. Tay obtained a Bachelor of Arts degree in Communication from the University at Buffalo, The State University of New York in February 2012.

Ms. Khoo Su Nee, Joanne (age 48) was appointed as an Independent non-Executive Director of the Corporation on January 19, 2022. Ms. Khoo will serve as the chairman of the audit committee and as a member of the compensation and nomination committees.

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Ms. Khoo has over 25 years of experience in corporate finance and business advisory services. Ms. Khoo started her career at PricewaterhouseCoopers in January 1997 and her last position was senior associate in February 2000. From May 2000 to August 2004, she worked at Stone Forest Consulting Pte Ltd., a business advisory company, and her last position was an assistant manager. She was responsible for providing consultancy services including IPO advisory, working capital consulting, business turnaround and profit improvement. Ms. Khoo worked in the corporate finance industry at several companies, which include (i) Hong Leong Finance Limited from September 2004 to November 2005 as an assistant vice president; (ii) Phillip Securities Pte Ltd. from November 2005 to January 2008 as an assistant vice president; and (iii) Canaccord Genuity Singapore Pte. Ltd. (formerly known as Collins Stewart Pte. Limited) from February 2008 to October 2012 with her last position as a director. She founded and has acted as an executive director of Bowmen Capital Private Limited, a management consultancy company, since February 2013. From October 2019 to April 2020, she also served as a director of PayLinks Pte. Ltd., a financial service company.

Ms. Khoo served as an independent director of Kitchen Culture Holdings Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5TI)) from October 2012 to February 2019. Since January 2014, she has served as an independent director of Teho International Inc Ltd. (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5OQ)). Ms. Khoo served as an independent director of Excelpoint Technology Ltd. (a company listed on the main board of the Singapore Exchange Limited (stock code: SGX: BDF)) from September 2016 to April 2022. She has also served as an independent non-executive director of Netccentric Limited (a company listed on The Australian Securities Exchange (stock code: ASX: NCL)) since July 2017. Since June 2020, she has also served as an independent non-executive director of ES Group (Holdings) Limited (a company listed on the Catalist of the Singapore Exchange Limited (stock code: SGX:5RC).

Ms. Khoo obtained a Bachelor of Business degree in Accountancy from Royal Melbourne Institute of Technology in November 1997. She was admitted as a Certified Practicing Accountant of the CPA Australia in October 1999 and a Chartered Accountant of the Malaysian Institute of Accountants in July 2000. Ms. Khoo was a member of the Women Corporate Directors from September 2018 to June 2019.

There are no family relationships among the directors or executive officers of either the Corporation or its subsidiaries.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the five (5) nominees named above as directors of the Corporation.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by our directors and executive officers as of October 28, 2022. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned		Percent of Class(1)
Named Executive Officers and Directors:
Hong Bee Yin(1)	9,600,000		64%
Long Jia Kwang	-		-%
Karmjit Singh	-		-%
Tay Jingyan, Gerald	-		-%
Khoo Su Nee, Joanne	-		-

All executive officers and Directors as a group (5 persons)	9,600,000	(1)	64	%(2)

5% Shareholders:
JE Cleantech Global Limited	9,600,000		64	%(2)

Note: The number of shares issued and outstanding is 15,020,000. The calculations above are based upon the number of shares outstanding of 15,020,000.

(1)	Represents shares held by JE Cleantech Global Limited, a company directly owned as to 100.00% by Ms. Hong.
(2)	Based on 15,020,000 shares outstanding as of the date of this Proxy Statement.

There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

NASDAQ EXEMPTIONS AND

HOME COUNTRY PRACTICES

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “JEC.” We make no representation that our Ordinary Shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are following the NASDAQ corporate governance standards in the following respects.

●	The majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;
●	under Section 5605(d) of the Nasdaq listing rules our compensation committee is comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation;
●	under Section 5605(e) of the Nasdaq listing rules director nominees are to be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors, and our nomination committee is composed entirely of independent directors;

In lieu of the NASDAQ corporate governance standards we are following Cayman Island corporate governance standards in respect of the following:

●	The Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and
●	The requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

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BOARD COMMITTEES

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nomination committee, each of which will operate pursuant to a charter adopted by our board of directors. The board of directors may also establish other committees from time to time to assist our Corporation and the board of directors. The composition and functioning of all of our committees are intended to comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at http://www.jecleantech.sg. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Proxy Statement.

Audit committee

Ms. Khoo, Mr. Singh, and Mr. Tay currently serve on the audit committee, which is chaired by Ms. Khoo. Our board of directors determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors designated Ms. Khoo as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	Appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	Pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	Reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	Reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly/semi-annual financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	Coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	Establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	Monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	Preparing the audit committee report required by SEC rules, if and when required; and

●	Reviewing all related person transactions for potential conflict of interest situations and approving all such transactions.

Compensation committee

Mr. Tay, Ms. Khoo and Mr. Singh currently serve on the compensation committee, which is chaired by Mr. Tay. Our board of directors determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	Evaluating the performance of our Chief Executive Officer in light of our Corporation’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	Reviewing and recommending to the board of directors the cash compensation of our other executive officers and the members of our board of directors;

●	Reviewing and establishing our overall management compensation, philosophy and policy, and overseeing and administering our compensation and similar plans;

●	Reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	Retaining and approving the compensation of any compensation advisors. Including our policies and procedures for the grant of equity-based awards;

●	Preparing the compensation committee report required by SEC rules, if and when required.

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Nomination committee

Mr. Singh, Ms. Khoo and Mr. Tay currently serve on the nomination committee, which is chaired by Mr. Singh. Our board of directors determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	Developing and recommending to the board of directors criteria for board and committee membership, including establishing procedures for identifying and evaluating director candidates and nominees recommended by stockholders;

●	Reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

COMPENSATION OF

OFFICERS AND DIRECTORS

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended December 31, 2019, 2020 and 2021.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (SGD’000)	Bonus (SGD’000)	Other Compensation(1) (SGD’000)
Hong Bee Yin, CEO/Chairman	2019	287	24	50
	2020`	`287	—	46
	2021	292	22	51
Long Jia Kwang, CFO/Director	2019	121	11	22
	2020	121	—	21
	2021	130	10	30
Karmjit Singh, Indep. Director	2019	—	—	24	(2)
	2020	—	—	24	(2)
	2021	—	—	24	(2)
Tay Jingyan, Gerald Indep. Director	2019	—	—	—
	2020	—	—	—
	2021	—	—	—
Khoo Su Nee, Joanne Indep Director2019	2019	—	—	—
	2020	—	—	—
	2021	—	—	—

(1) Other compensation includes director’s fees, transportation allowances and the employer’s contribution to the Central Provident Fund, Singapore’s mandatory social security savings scheme.

(2) Paid to Mr. Singh as compensation for serving as non-executive Director of a member of the Group pursuant to a prior agreement dated September 5, 2014.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended December 31, 2021, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated S$62,000 for officers and directors.

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Employment Agreements with Directors

Hong Bee Yin

Effective as of January 1, 2014, we entered into an employment agreement with Hong Bee Yin pursuant to which she was employed as Managing Director of JCS-Echigo Pte Ltd. The agreement provides for an annual base salary of S$330,000, which amount may be adjusted from time to time in the discretion of the Corporation. Under the terms of the agreement, Ms. Hong is entitled to receive an annual cash bonus in the amount of S$500,000 for any financial year in which the Corporation’s net profit, after tax, (inclusive of any amounts payable or to be set aside for all bonuses) equals at least S$5 million, together with such additional bonus as may be agreed from time to time with the Corporation. Ms. Hong’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also contains non-compete and non-disclosure provisions and restrictions against the unauthorized use of the Corporation’s intellectual property.

Long Jia Kwang

We entered into an employment agreement dated September 5, 2014, with Long Jia Kwang pursuant to which he was employed as Financial Controller for JCS-Echigo Pte Ltd. The agreement provides for a monthly base salary of S$9,750, plus a transportation allowance of S$750 per month. These amounts may be adjusted from time to time. The agreement provides that the Corporation may, in its discretion, transfer or assign Mr. Long to any position compatible with that of Financial Controller or to any of the companies in our Group. Under the terms of the agreement, Mr. Long’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 months’ written notice or the equivalent salary in lieu of such notice.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Corporation. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Corporation’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual salary that is payable to each of our directors is as follows:

Ms. Hong Bee Yin	US$	72,000
Mr. Long Jia Kwang	US$	36,000
Mr. Karmjit Singh	US$	18,000
Mr. Tay Jingyan	US$	18,000
Ms. Khoo Su Nee, Joanne	US$	24,000

In addition, our directors will be entitled to participate in the JE Cleantech Holdings Limited 2022 Equity Incentive Plan or such other share option scheme as may be adopted by the Corporation, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors; provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Corporation or any of our subsidiaries that provides for benefits upon termination of employment.

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RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below are related party transactions of our Corporation for the years ended December 31, 2019, 2020 and 2021, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

There were no related party transactions or amounts due to/from related parties during the years ended December 31, 2019 and 2020.

On September 24, 2021, the Corporation declared a dividend of SGD 2.9 million (approximately US$2.1 million) payable in cash to its shareholders-JE Cleantech Global Limited and Triple Business Limited. The dividend was subsequently paid in full. Of this amount, SGD 2.5 million (approximately US$1.9 million) was paid to JE Cleantech Global Limited and SGD 406,000 (approximately US$0.3 million was paid to Triple Business Limited.) On October 5, 2021, the Corporation entered into a loan facility agreement with Ms. Bee Yin Hong, the Corporation’s controlling shareholder, for a revolving loan facility of up to US$1.1 million for general working capital and general corporate purposes, including the payment of expenses related to the Corporation’s initiative to raise capital through an initial public offering and simultaneous listing of the Corporation’s Ordinary Shares on a globally recognized stock exchange. Ms. Hong made a subsequent loan to the Corporation in the amount of US$0.7 million to be used for the same purposes. The loan is non-trade, unsecured, interest-free, and payable on demand.

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PROPOSAL 2

APPROVAL AND ADOPTION OF EQUITY INCENTIVE PLAN

Overview

The Corporation is asking its shareholders to consider and approve the JE Cleantech Holdings Limited 2022 Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan has been approved by the Board of Directors. If our Shareholders approve the Equity Incentive Plan, it will become effective immediately. If our Shareholders do not approve the Equity Incentive Plan, it will not take effect.

Reasons to Approve the Equity Incentive Plan

The purpose of the Equity Incentive Plan is, among other things, to encourage and enable officers, employees, non-employee directors, advisors, and consultants of the Corporation, upon whose judgment, initiative and efforts the Corporation depends for the successful conduct of its business, to acquire a proprietary interest in the Corporation. We believe that equity compensation should be a vital element of our compensation program and designed to align the interests of our Board of Directors and executives with those of our Shareholders by awarding compensation in the form of equity, which may be restricted stock awards, performance based restricted stock, options or stock appreciation rights. We further believe that the ability to grant stock awards at competitive levels is in the best interest of the Corporation and its Shareholders. The Board believes the Equity Incentive Plan is critical in enabling us to grant stock awards as an incentive and retention tool as we continue to compete for talent.

In addition, Shareholder approval of the Equity Incentive Plan would be required under the corporate governance requirements of the Nasdaq Stock Market if our Shares were listed on the stock exchange. Thus, we are also seeking Shareholder approval, so we are in compliance with the corporate governance requirements of the Nasdaq stock exchange in advance of potentially being permitted to list our Ordinary Shares on the exchange when and if regulatory conditions allow.

Resolution to be Approved by Shareholders

At the Annual Meeting, Shareholders will be asked to approve a resolution in the form set forth in Appendix A to this Notice to approve the Equity Incentive Plan. In order to be adopted, the resolution must be passed by at least a majority of the votes cast by Shareholders in person or by proxy at the Annual Meeting.

Approval of the Equity Incentive Plan is assured because the management of the Corporation’s controlling shareholder has advised that the shares it holds will be voted to approve the adoption of the Equity Incentive Plan.

Description of the Equity Incentive Plan

Set forth below is a summary of the material features of the Equity Incentive Plan. The Equity Incentive Plan is set forth in its entirety as Exhibit A to Appendix A to this Notice, and all descriptions of the Equity Incentive Plan contained in this Equity Incentive Plan Proposal 2 are qualified by reference to Exhibit A to Appendix A to this Notice.

Purpose

The purpose of the Equity Incentive Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Corporation and its subsidiaries by providing them the opportunity to acquire a proprietary interest in the Corporation and to align their interests and efforts to the long-term interests of the Corporation’s Shareholders.

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Administration

The Equity Incentive Plan shall be administered by the Board of Directors or the Compensation Committee or any committee to whom the Board of Directors has delegated authority to administer the Equity Incentive Plan. All references in the Equity Incentive Plan to the “Plan Administrator” shall be, as applicable, to the Board of Directors, the Compensation Committee, or any other committee.

The Plan Administrator shall have full power and exclusive authority to: (i) select the eligible persons to whom Awards may from time to time be granted; (ii) determine the type or types of Award to be granted to each participant; (iii) determine the number of Ordinary Shares to be covered by each Award; (iv) determine the terms and conditions of any Award; (v) approve the forms of notice or agreement for use under the Equity Incentive Plan; (vi) determine whether, to what extent and under what circumstances Awards may be settled in cash, Ordinary Shares or other property or canceled or suspended; (vii) interpret and administer the Equity Incentive Plan and any instrument evidencing an Award, notice or agreement executed or entered into under the Equity Incentive Plan; (viii) establish such rules and regulations as it shall deem appropriate for the proper administration of the Equity Incentive Plan; and (ix) delegate ministerial duties to such of the Corporation’s employees as it so determines.

Types of Awards

The Plan Administrator shall have the authority, in its sole discretion, to determine the type or types of awards to be granted under the Plan, including awarding compensation in the form of equity. The types of awards the Plan Administrator has the authority to grant include, but are not limited to, restricted stock awards, restricted stock units performance based restricted stock, stock options, or stock appreciation rights (collectively, the “Awards”). Such Awards may be granted either alone or in addition to or in tandem with any other type of Award. Any Award settlement may be subject to such conditions, restrictions and contingencies as the Plan Administrator shall determine. Awards granted under the Equity Incentive Plan shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations, and restrictions as the Plan Administrator shall deem advisable and that are not inconsistent with the Equity Incentive Plan.

Eligibility

An Award may be granted to any employee, officer or director of the Corporation or its subsidiaries whom the Plan Administrator from time to time selects. An Award may also be granted to any consultant, agent, advisor, or independent contractor for bona fide services rendered to the Corporation or any of its subsidiaries that (a) are not in connection with the offer and sale of the Corporation’s securities in a capital-raising transaction and (b) do not directly or indirectly promote or maintain a market for the Corporation’s securities.

Share Reserve

A maximum of 3,004,000 Ordinary Shares shall be available for issuance under the Equity Incentive Plan. Shares issued under the Equity Incentive Plan shall be drawn from authorized and unissued shares. Ordinary Shares covered by an Award shall not be counted as used unless and until they are actually issued and delivered to a participant. If any Award lapses, expires, terminates or is canceled prior to the issuance of shares there under or if Ordinary Shares are issued under the Equity Incentive Plan to a participant and thereafter are forfeited to or otherwise repurchased by the Corporation, the shares subject to such Awards and the forfeited or repurchased shares shall again be available for issuance under the Equity Incentive Plan. Any Ordinary Shares: (i) tendered by a participant or retained by the Corporation as full or partial payment to the Corporation for the purchase price of an Award or to satisfy tax withholding obligations in connection with an Award; or (ii) covered by an Award that is settled in cash or in a manner such that some or all of the shares covered by the Award are not issued, shall be available for Awards under the Equity Incentive Plan. The number of Ordinary Shares available for issuance under the Equity Incentive Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional Ordinary Shares or credited as additional Ordinary Shares subject or paid with respect to an Award.

The Plan Administrator shall also, without limitation, have the authority to grant Awards as an alternative to or as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Corporation.

Adjustments

In the event, at any time or from time to time, a Share dividend, Share split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to Shareholders other than a normal cash dividend, or other change in the Corporation’s corporate or capital structure results in (a) the outstanding Ordinary Shares, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Corporation or (b) new, different or additional securities of the Corporation or any other company being received by the holders of Ordinary Shares, then the Plan Administrator shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the Equity Incentive Plan; and (ii) the number and kind of securities that are subject to any outstanding Award and the per share price of such securities, without any change in the aggregate price to be paid therefor. The determination by the Plan Administrator as to the terms of any of the foregoing adjustments shall be conclusive and binding.

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Restricted Stock Awards

The Plan Administrator may grant restricted stock awards (“RSA”) to participants at any time on such terms and conditions as the Plan Administrator shall determine in its sole discretion. An RSA refers to an award of stock to a participant that typically vests over time and is subject to conditions that must be met before the participant can exercise the right to transfer or sell the stock. Some of the conditions may include continued employment for a defined period, earnings per share goals or other pre-agreed financial performance goals that the Plan Administrator establishes in its sole discretion.

Share Appreciation Rights

The Plan Administrator may grant Share Appreciation Rights (“SAR”) to participants at any time on such terms and conditions as the Plan Administrator shall determine in its sole discretion. A SAR may be granted in tandem with an option or alone (“freestanding”). The grant price of a tandem SAR shall be equal to the exercise price of the related option. A SAR may be exercised upon such terms and conditions and for the term as the Plan Administrator determines in its sole discretion; provided, however, that, subject to earlier termination in accordance with the terms of the Equity Incentive Plan and the instrument evidencing the SAR, the maximum term of a freestanding SAR shall be ten years, and in the case of a tandem SAR, (a) the term shall not exceed the term of the related option and (b) the tandem SAR may be exercised for all or part of the shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option, except that the tandem SAR may be exercised only with respect to the shares for which its related option is then exercisable.

The Plan Administrator, in its sole discretion, may waive any other terms, conditions or restrictions on any SAR under such circumstances and subject to such terms and conditions as the Plan Administrator shall deem appropriate.

Other Grant of Share Awards, Restricted Share and Share Units

The Plan Administrator may also grant share awards, restricted share and share units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Corporation or any of its subsidiaries or the achievement of any performance goals, as the Plan Administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the Award.

Amendment and Termination of Plan

The Board may amend, adjust, suspend, or terminate the Equity Incentive Plan or any portion thereof at any time and in such respects as it shall deem advisable; provided, however, that to the extent required by applicable law, regulation or Share exchange rule, Shareholder approval shall be required for any amendment to the Equity Incentive Plan. Subject to provisions in the Equity Incentive Plan, the board of directors may amend the terms of any outstanding Award, prospectively or retroactively.

The Equity Incentive Plan shall have no fixed expiration date. After the Equity Incentive Plan is terminated, no future Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and the Equity Incentive Plan’s terms and conditions.

Nontransferability of Awards

No Award or interest in an Award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the participant designates one or more beneficiaries on a Corporation-approved form who may exercise the Award or receive payment under the Award after the participant’s death. During a participant’s lifetime, an Award may be exercised only by the participant. Notwithstanding the foregoing, the Plan Administrator, in its sole discretion, may permit a participant to assign or transfer an Award, subject to such terms and conditions as the Plan Administrator shall specify.

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Change of Control

Unless the Plan Administrator determines otherwise with respect to a particular Award in the instrument evidencing the Award or in a written employment, services or other agreement between the participant and the Corporation or any of its subsidiaries, in the event of a “change of control” as defined in the Equity Incentive Plan, if and to the extent an outstanding Award is not converted, assumed, substituted for or replaced by the successor company, then effective immediately prior to the change of control such Award shall become fully vested and exercisable or payable, and all applicable restrictions or forfeiture provisions shall lapse, and then terminate upon the effectiveness of the change of control. If and to the extent the successor company converts, assumes or replaces an outstanding Award, the vesting restrictions and/or forfeiture provisions applicable to such Award shall not be accelerated or lapse, and all such vesting restrictions and/or forfeiture provisions shall continue with respect to any shares of the successor company or other consideration that may be received with respect to such Award.

Board Recommendation

The board of directors recommends a vote FOR the approval and adoption of the JE Cleantech Holding Limited 2022 Equity Incentive Plan.

GENERAL

Other Matters

The board of directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this proxy statement. If any other matters should properly come before the Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the shares they represent as the board of directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Hong Bee Yin, Chairman of the Board of Directors

November 10, 2022

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